Exhibit (b)(2)







Discounted Cash Flow Analysis
Net Present Value per Share of Projected Dividends



 Net Income     Discount                                Terminal Value Multiples
                          --------------------------------------------------------------------------------
    CAGR         Rates         8x        9x         10x       11x       12x       13x       14x       15x
==========================================================================================================
     5%           12.5%       $10       $11         $12       $13       $14       $15       $16       $17
                  15.0          9        10          11        12        13        14        15        15

    10%           12.5%       $11       $12         $13       $14       $15       $16       $17       $18
                  15.0         10        11          12        13        14        15        16        17

    15%           12.5%       $11       $13         $14       $15       $16       $17       $19       $20
                  15.0         11        12          13        14        15        16        17        18

==========================================================================================================


Assumptions:
-----------

Cash Flows discounted to December 31, 1995.
Cash Flows represent yearly dividends plus a terminal value at year-end 1999 based on a multiple of 1999 net income.
Management projections (as of Fall 1995) for 1995-1997 EPS and assumed growth applied thereafter.
Dividend payout ratio of 34%.

Analysis at Various Prices
(dollars in millions except per share amounts)




Consideration per Common Share     $11.25(a)    $13.00    $13.50    $14.00    $14.50    $14.83(b)    $15.10(c)    $15.50     $16.00

Price for Common Stock (d)             41           47        49        51        52        54           55           56         58

Price for Convertible (e)              76           76        76        76        76        76           76           76         76
                                       --           --        --        --        --        --           --           --         --

Aggregate Consideration              $117         $123      $125      $127      $128      $130         $131         $132       $134

===================================================================================================================================

Premium Over Market Price

  9/19/95                 $11.25      0.0 %       15.6 %    20.0 %    24.4 %    28.9 %    31.8 %       34.2 %     37.8 %    42.2 %

Multiple of EPS
  LTM                      $0.96     11.7 x       13.5 x    14.1 x    14.6 x    15.1 x    15.4 x       15.7x      16.1 x    16.7x
  1995E (f)                 1.01     11.1         12.9      13.4      13.9      14.4      14.7         15.0       15.3      15.8
  1996E (f)                 1.19      9.5         10.9      11.3      11.8      12.2      12.5         12.7       13.0      13.4

Multiple of Book Value/Share
  Stated at 9/31/95       $15.10     0.74 x       0.86 x    0.89 x    0.93 x    0.96 x    0.98 x       1.00 x      1.03 x    1.06 x
  Tangible at 9/31/95 (g)  14.83     0.76         0.88      0.91      0.94      0.98      1.00         1.02        1.04      1.08

===================================================================================================================================


 (a) Equals market value as of 9/19/95.
 (b) Equals tangible book value per share as of 9/31/95.
 (c) Equals book value per share as of 9/31/95.
 (d) Based on acquisition of all 3.6 million publicly traded shares of common stock.
 (e) Assumes price for convertible is greater of (i) the par value of the convertible ($76.0 million) or (ii) the value of the underlying shares to be issued upon conversion.
 (f) Projected data from Arctic management's Fall 1995 revision to the Strategic Profitability Plan.
 (g) Assumes 6/30/95 intangibles of approximately $5 million.